 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2017

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: February 21, 2017

CAMTEK LTD.

___________________________________________

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON MARCH 28, 2017

You are cordially invited to attend, and notice is hereby given of, the 2017 Annual General Meeting of Shareholders of Camtek Ltd. (the "Company") to be held at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha'Emek, Israel, on Tuesday, March 28, 2017 at 16:00 PM (Israel time) (the "Meeting") for the following purposes:

A)	To re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on the Board of Directors of the Company until the conclusion of the 2018 annual general meeting of the Company's shareholders;

B)	To elect Mr. Moty Ben-Arie to serve on the Board of Directors of the Company until the conclusion of the 2018 annual general meeting of the Company's shareholders; and

C)
To re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company's joint independent auditors for the fiscal year ending December 31, 2017 and until the 2018 annual general meeting of shareholders, and to authorize the Company's Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee's recommendation, in accordance with the volume and nature of their services.

In the Meeting, you will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2016; this item will not involve a vote of the shareholders.

Only shareholders of record at the close of business day on Thursday, February 23, 2017, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received by the Company no later than 4 hours prior to the Meeting (i.e. 12:00 PM Israel time on March 28, 2017). Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

 A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), and intends to vote his or her shares either in person or by proxy, must deliver to the Company, no later than 4 hours prior to the Meeting (i.e. 12:00 PM Israel time on March 28, 2017), an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution (i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended). Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder has so requested. Such a request must be made in advance of the abovementioned deadline for submission of ownership certificate for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to 6 hours before the time fixed for the Meeting (i.e., 10:00 AM Israel time on March 28, 2017). You should request instructions about electronic voting from the TASE member through which you hold your shares.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company's Shareholders Register will be entitled to vote at the Meeting. If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

By Order of the Board of Directors,
__________________

RAFI AMIT

Active Chairman of the Board of Directors & Chief Executive Officer

February 21, 2017

PROXY STATEMENT

CAMTEK LTD.

________________

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 28, 2017

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 0.01 nominal (par) value per share (the "Ordinary Shares" or "Shares"), of Camtek Ltd. ("we", "Camtek" or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies for use at the Company's 2017 Annual General Meeting of Shareholders, or at any postponement or adjournment thereof  (the "Meeting").

The Meeting will be held on Tuesday, March 28, 2017, at 16:00 PM (Israel time), at the Company's offices, Ramat Gavriel Industrial Zone, Migdal Ha'Emek, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows: (A) to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on the Board of Directors of the Company until the conclusion of the 2018 annual general meeting of shareholders; (B) to elect Mr. Moty Ben-Arie to serve on the Board of Directors of the Company until the conclusion of the 2018 annual general meeting of the Company's shareholders; and (C) to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company's joint independent auditors for the fiscal year ending December 31, 2017 and until the 2018 annual general meeting of shareholders, and to authorize the Company's Board to set the annual compensation of the independent auditors, at the Audit Committee's recommendation, in accordance with the volume and nature of their services.

Additionally, at the Meeting, shareholders will have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2016. This item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Thursday, February 23, 2017, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.  Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose shares are registered with a member of the TASE, may vote his or her shares either in person or by proxy delivered to the Company, no later than 4 hours prior to the Meeting (i.e., 12:00 PM Israel time on March 28, 2017), together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account.  Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to 6 hours before the time fixed for the Meeting (i.e. no later than 10:00 AM Israel time on March 28, 2017). Shareholders should request instructions about electronic voting from the TASE member through which each shareholder holds his or her shares.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company not less than 4 hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above.

Proxies for use at the Meeting are being solicited by the Board of the Company. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the Securities and Exchange Commission (the "SEC") on Form 6-K and filed with the Israel Securities Authority.

QUORUM

The presence of two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Ordinary Shares conferring in the aggregate at least 25% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to April 4, 2017, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of February 16, 2017, regarding: (i) persons or entities known to the Company to beneficially own more than 5% of the Company's issued and outstanding Ordinary Shares; (ii) each "office holder"1, as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law") of the Company (the "Office Holders") known to the Company to beneficially own more than 1% of the Company's issued and outstanding Ordinary Shares; and (iii) all Office Holders of the Company as a group.

The information contained in the table below has been obtained from the Company's records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have voting rights that are different from any of our other shareholders.

1 The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title and any manager who is directly subordinated to the chief executive officer.

Total "Number of Ordinary Shares Beneficially Owned" in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of February 16, 2017. The Shares that may be issued under these options are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned(1)	Percent of Ordinary Shares Beneficially Owned(6)
Priortech Ltd. ("Priortech") (2)	16,319,739	46.17%
Rafi Amit(3)	16,476,769	46.61%
Yotam Stern(4)	16,457,939	45.56%
Office Holders as a group (12 persons)(5)	16,843,098	47.65%

(1)	The total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of February 16, 2017, is 39,359.

(2)
Priortech, our controlling shareholder, is an Israeli public company traded on TASE. As of February 16, 2017, Mr. Rafi Amit, our Active Chairman of the Board and Chief Executive Officer, holds 10.25% of Priortech issued and outstanding share capital, and Mr. Yotam Stern, one of our directors, holds 9.29% of Priortech's issued and outstanding share capital. As a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(3)
Mr. Amit directly owns 24,560 of our Ordinary Shares. In addition, as Mr. Amit may be deemed to control Priortech (see footnote 2), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Amit disclaims such beneficial ownership of such Shares.

(4)
Mr. Stern directly owns 108,200 of our Ordinary Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 2), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Stern disclaims such beneficial ownership of such Shares.

(5)
Our office holders as a group directly own 133,000 of our Ordinary Shares (and 390,359 options which have vested or will vest within 60 days as of February 16, 2017). Each of our office holders, other than Messrs. Amit and Stern (including their beneficial interest in Ordinary Shares owned by Priortech), beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of February 16, 2017) and have therefore not been listed separately.

(6)	Based upon 35,348,176 Ordinary Shares issued and outstanding as of February 16, 2017.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2016, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our Annual Report for 2016 on Form 20-F which will be filed on form 6-K with the SEC during March 2017, prior to the date of the Meeting (the "2016 Annual Report").

ITEM A

RE-ELECTION OF THREE DIRECTORS

Background

Under the Company's Articles of Association (the "Articles"), the Board is to consist of not less than five (5) and not more than ten (10) directors. The Board is currently comprised of five (5) members, three (3) of whom are serving terms that expire at the conclusion of the Meeting. The other two members of the Board serve as external directors under the provisions of the Companies Law, and were elected for a fixed term of three years which will expire on September 12, 2018.

Directors (other than external directors) are elected at each annual general meeting for a term of approximately one year, commencing upon their appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders.

General

Re-election

Pursuant to the recommendation of our Nomination Committee, established in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (the "Nasdaq Rules"), it is proposed that Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly be re-elected as directors. If re-elected, Mr. Amit, Mr. Stern and Mr. Bendoly will each serve for a term of approximately one year, until the conclusion of the 2018 annual general meeting of the Company's shareholders.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his election, specifying that he has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his duties as such. The Company has received a declaration from each of the nominees, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why any of the three nominees, if re-elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the three nominees, based upon the records of the Company and information furnished by the nominee:

Rafi Amit has served as our Active Chairman of the Board since August 2010 and also as our Chief Executive Officer since January 2014. He is due to terminate his position as Active Chairman and to continue serving as our Chief Executive Officer (and director) only on March 27, 2017.  Previously, Mr. Amit served as our Chief Executive Officer from January 1998 until August 2010 and as Chairman of the Board from 1987 until April 2009. Since 1981, Mr. Amit has also served as the President and director of Priortech and has been the Chairman of the Board of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech's Chief Executive Officer. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion – Israel Institute of Technology.

Yotam Stern has served on our Board since 1987 (and served as the Chairman of our Board from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern previously served as the Chief Financial Officer of Priortech, and he has served as a director of Priortech since 1985 and as its Chief Executive Officer since 2004. As of November 2012 Mr. Stern also serves as Chief Executive Officer of PCB Technologies Ltd., an affiliate of the Company which is controlled by Priortech. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Eran Bendoly has served on our Board since November 2000. Currently, Mr. Bendoly serves as the Chief Executive Officer of Oliben Ltd., a private business consulting firm. From 2009 to 2012, Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., a leading provider of WAN optimization technology. From 2006 to 2008, Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

Mr. Bendoly is considered an independent director under the Nasdaq Rules and qualifies as a financial expert for purposes of the Sarbanes‑Oxley Act and the Nasdaq Rules.

Cash Remuneration to Mr. Bendoly

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director's terms of office and employment (as a director or in other capacities in which he is employed with the Company) must generally be consistent with the Company's Compensation Policy, and generally requires the approval of the Compensation Committee, the Board and the shareholders.

While Messrs. Rafi Amit and Yotam Stern do not receive any compensation relating to their service as our directors, Mr. Bendoly receives, and will continue to receive, subject to the approval of his re-election as a director of the Company, cash remuneration in the same amounts as were approved in August 2015 to our external directors, when they were re-elected for their fourth term of service as such; These amounts are set in regulations promulgated under the Companies Law (the "Remuneration Regulations"), are based on the classification of the Company according to the amount of its capital, and include annual fee, per-meeting participation fee and reimbursement of travel expenses for participation in a meeting which is held outside of his place of residence -  currently in the following amounts: NIS 70,422 (approximately $18,799) as annual fee, NIS 2,545 (approximately $678) as in-person participation fee, NIS 1,527 (approximately $407) for conference call participation and NIS 1,272 (approximately $339) for written resolutions.

As these amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Alleviation Regulations"), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations").

The above-mentioned cash remuneration is in line with the Company's Executives & Directors Compensation Policy (the "Compensation Policy"), according to which each of the Company's non-executive (non-controlling) directors is entitled to receive cash fees which include annual and participation fees.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the re-election of Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to serve on our Board.

The election of each of these three nominees will be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Rafi Amit be, and he hereby is, elected to the Board for a term of approximately one year, until the conclusion of the 2018 annual general meeting of the Company's shareholders";

"FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, elected to the Board for a term of approximately one year, until the conclusion of the 2018 annual general meeting of the Company's shareholders"; and

"FURTHER RESOLVED, that Mr. Eran Bendoly be, and he hereby is, elected to the Board for a term of approximately one year, until the conclusion of the 2018 annual general meeting of the Company's shareholders".

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM B

ELECTION OF AN ADDITIONAL DIRECTOR

Background

As discussed under Item A above, under the Company's Articles, our Board is to consist of not less than five (5) and not more than ten (10) directors. The Board is currently comprised of five (5) members, three (3) of them are proposed for re-election (see Item A above), and the other two (2) are serving as external directors under the provisions of the Companies Law.

Directors (other than external directors) are elected at each annual general meeting for a term of approximately one year, commencing upon their appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders.

General

Election

Pursuant to the recommendation of our Nomination Committee, it is proposed that Mr. Moty Ben-Arie be elected as an additional member to the Company's Board of Directors, such that, if elected, the Company's Board will consist of six (6) members.

Considering Mr. Ben-Arie's financial and technological expertise, and extensive management experience, specifically in the field of technology companies, the current members of the Board believe that his appointment as an additional Board member will significantly contribute to its management, by providing, among others, an additional outlook on the Company's business from a broad perspective – both technological and business - and will therefore be beneficial to the Company.

As Mr. Rafi Amit, our current Active Chairman of the Board and Chief Executive Officer, is due to terminate his dual position on the date of the Meeting, and will continue as our Chief Executive Officer only, it is the Board's intention that – subject to the approval of his appointment as director by our shareholders – Mr. Ben-Arie shall be appointed as Chairman.

In accordance with the Companies Law, a nominee for service as a director must submit a declaration to the Company prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. The Company has received a declaration from Mr. Ben-Arie, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why Mr. Ben-Arie, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of the proposed nominee.

The following is a brief biography of Mr. Ben-Arie, based on the information furnished by him:

Moty Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. Since 2006 until 2011 Mr. Ben-Arie has also served as a managing partner of Vertex Venture, where he focused on investments in Israeli-related Hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years Mr. Ben-Arie has served as a member of the fund investment committee,  managed investments in several companies and served as a board member in companies from early stage, including Color Chip, Multiphi, Expand Networks, Comability and Ethos Networks. Since 2000 until 2006 Mr. Ben-Arie has also served as a partner of Walden Israel Venture, where he focused on investments in Israeli-related Hi-tech companies. During these years Mr. Ben-Arie has managed investments in several companies and served as a board member in companies from early stage, including Color Chip and Passave. Since 1998 until 2000 Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998 Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982 Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a Master of Business in Administration from Tel Aviv University, and a Bachelor of Science in Electrical Engineering from the Technicon Israel Institute of Science.

Cash Remuneration

On February 8, 2017 our Board resolved that, if elected, Mr. Ben-Arie will receive cash remuneration which is identical to the remuneration paid by us to our three non-executive directors (who are not controlling shareholders) - Mr. Eran Bendoly, and our two external directors, Ms. Gabi Heller and Mr. Rafi Koriat - who all  receive cash remuneration in sums set in the Remuneration Regulations,  currently in the following amounts: NIS 70,422 (approximately $18,799) as annual fee, NIS 2,545 (approximately $678) as in-person participation fee, NIS 1,527 (approximately $407) for conference call participation and NIS 1,272 (approximately $339) for written resolutions (see also Item A above – under "Cash Remuneration").

As these amounts are within the range between the fixed amounts set forth in the Remuneration Regulations and the maximum amounts set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations.

The above-mentioned cash remuneration is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors is entitled to receive cash fees which include annual and participation fees.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the election of Mr. Ben-Arie to serve as a member of our Board.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that Mr. Ben-Arie be, and he hereby is, elected to the Board for a term of approximately one year, until the conclusion of the 2018 annual general meeting of the Company's shareholders";

The Board recommends a vote FOR approval of the proposed resolution.

ITEM C

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, the current joint independent auditors of the Company, as joint independent auditors of the Company until immediately following the next annual general meeting of shareholders. Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company's independent auditor at the 2006 annual general meeting of shareholders. Raveh Ravid was first appointed as the Company's independent auditor at the 2010 annual general meeting of shareholders. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The Company's Audit Committee and Board have reviewed and are satisfied with the performance of Somekh Chaikin and Raveh Ravid, and have recommended their re-appointment as the Company's independent auditor until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company's shareholders.

According to the Company's Articles, the Board is authorized to determine the basis of the auditor's compensation in accordance with the volume and nature of the services rendered by them.

The following table presents the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2016:

Services Rendered	Fees
Audit fees[1]	$236,817
Tax[2]	$0

Total	$236,817

Required Vote

The affirmative vote of holders of Ordinary Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting on the matter, is necessary for the re-appointment of Somekh Chaikin and Raveh Ravid as joint independent auditors of the Company, and for authorizing the Board, following the Audit Committee's recommendation, to determine the auditors' fees for the term of their appointment.

[1]
Audit fees consist of fees and expenses related to the fiscal year audit and interim reviews, as well as services in connection with statutory and regulatory filings and engagements, including services that generally only the independent accountant can reasonably provide.

[2]	Tax fees relate to tax compliance, planning and advice.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, be re-appointed as joint independent auditors of the Company until the conclusion of the 2018 annual general meeting of shareholders, while Somekh Chaikin will be the sole auditor for all SEC filings and reporting; and (ii) the Board of the Company shall be authorized to determine the fees for Somekh Chaikin and Raveh Ravid, at the Audit Committee's recommendation, for the term of their appointment, according to the nature and volume of their services."

The Board recommends a vote FOR the approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR'S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2016, will be filed with the SEC on Form 6-K during March 2017 and prior to the date of the Meeting, and, once filed, will be available on our website: http://www.camtek.com, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board,

RAFI AMIT

Active Chairman of the Board & Chief Executive Officer

February 21, 2017

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
MARCH 28, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 16:00 p.m., on Tuesday, March 28, 2017 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha'Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

March 28, 2017

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS NO. 1, 2 AND 3
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Re-Election of Three Directors
1.1. Rafi Amit	☐	☐	☐
1.2. Yotam Stern	☐	☐	☐
1.3. Eran Bendoly	☐	☐	☐
2. Election of Moty Ben-Arie as an Additional Director.	☐	☐	☐
3.    Re-appointment of Somekh Chaikin, a member firm of KPMG International, and Raveh Ravid, as the Company's joint independent auditors until the conclusion of the 2018 annual general meeting of shareholders and to authorize the Company's Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee's recommendation, in accordance with the volume and nature of their services.
	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address. ☐

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                                Date

Signature of Shareholder                                                                Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.